UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1


                       EXECUTONE INFORMATION SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    301607107
--------------------------------------------------------------------------------
                                 (CUSIP number)

Scott A. Kaniewski                           Robert H. Friedman, Esq.
Watermark Investments Limited, LLC           Olshan Grundmam Frome Rosenzweig
77 West Wacker Drive, Suite 4120               & Wolosky LLP
Chicago, Illinois 60601                      505 Park Avenue
(312) 920-1570                               New York, New York 10022
                                             (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 21, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                       ------------------------------
CUSIP No. 301607107                  13D          Page 2 of 7 Pages
---------------------------                       ------------------------------


================================================================================
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Watertone Holdings, L.P.
                     06-1453057
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO(1)
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           50,000(2)
  OWNED BY         -------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       Not Applicable
                   -------------------------------------------------------------

                    9         SOLE DISPOSITIVE POWER

                                       50,000(2)
                   -------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       Not Applicable
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     50,000(2)
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Watertone Holdings LP ("Watertone") was issued shares of Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock by the Issuer in exchange for Watertone's interest in Unistar Gaming Corp. These preferred shares were converted into 8,220,378 shares of the Issuer's common stock.
(2) All but 50,000 of Watertone's shares were subsequently distributed to Watertone's equity holders in a distribution. Watertone has retained ownership of 50,000 shares of the Issuer's common stock.

---------------------------                       ------------------------------
CUSIP No. 301607107                  13D          Page 3 of 7 Pages
---------------------------                       ------------------------------


================================================================================
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Watermark Investments Limited, LLC
                     65-0762460
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO(1)
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                     125,000(2)
  OWNED BY         -------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                 Not Applicable
                   -------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                 125,000(2)
                   -------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                 Not Applicable
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     125,000(2)
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     OO(3)
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Watertone was issued shares of Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock by the Issuer in exchange for Watertone's interest in Unistar Gaming Corp. These preferred shares were converted by Watertone into 8,220,378 shares of the Issuer's common stock. All but 50,000 of these shares were subsequently distributed to Watertone's equity holders in a distribution. Watertone has retained ownership of 50,000 shares of the Issuer's common stock and Watermark received 75,000 shares of the Issuer's common stock in the distribution.
(2) Watermark Investments Limited, LLC ("Watermark") is the general partner of Watertone. Consequently, Watermark is deemed to beneficially own the 50,000 shares of the Issuer's common stock held by Watertone as well as the 75,000 shares Watermark holds directly.
(3)      Watermark is a Delaware limited liability Company.

---------------------------                       ------------------------------
CUSIP No. 301607107                  13D          Page 4 of 7 Pages
---------------------------                       ------------------------------

================================================================================

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Robert A. Berman
                     ###-##-####
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO(1)
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States Citizen
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           1,371,192(2)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                   -------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       Not Applicable
                   -------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       1,371,192(2)
                   -------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       Not Applicable
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     1,371,192(2)
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.2%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Watertone was issued shares of Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock by the Issuer in exchange for Watertone's interest in Unistar Gaming Corp. These preferred shares were converted into 8,220,378 shares of the Issuer's common stock. All but 50,000 of these shares were subsequently distributed to Watertone's equity holders in a distribution. Watertone retained ownership of 50,000 shares of the Issuer's common stock and Mr. Berman received 1,296,192 shares of the Issuer's common stock in the distribution.
(2) Mr. Berman is the sole manager of Watermark, the general partner of Watertone. Consequently, Mr. Berman is deemed to beneficially own the 50,000 shares of the Issuer's common stock held by Watertone, the 75,000 shares held by Watermark as well as the 1,246,192 shares Mr. Berman holds directly.

---------------------------                       ------------------------------
CUSIP No. 301607107                  13D          Page 5 of 7 Pages
---------------------------                       ------------------------------


                  This Amendment No. 1 amends the Schedule 13D, dated April 6, 1999 (collectively referred to as the "Schedule 13D") filed by Watertone Holdings LP, Watermark Investments Limited LLC and Robert A. Berman. Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

                  Defined terms used herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

                  Item 4 of the Schedule 13D is hereby amended to add the following:

Item 4.           Purpose of Transaction.
                  -----------------------

                  On April 15, 1999 Watertone disposed of 35,000 shares of Executone common stock in an open market transaction at a sale price of $8.84 per share. On April 16, 1999 Watertone disposed of 465,000 shares of Executone common stock in an open market transaction at a sale price of $9.57 per share.

                  On April 21, 1999 Watertone distributed all but 50,000 of its shares of Executone common stock in a distribution to its equity holders. As a result, Watertone now holds only 50,000 shares of Executone common stock.


                  Item 5 of the Schedule 13D is hereby amended in its entirety to read:

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

                  (a) As of the date hereof, Watertone holds 50,000 shares of Executone common stock. Watermark is attributed beneficial ownership to the same 50,000 shares of Executone common stock. Additionally, Watermark directly holds 75,000 shares of Executone common stock it received in the distribution. Robert
A. Berman is also attributed beneficial ownership to the 50,000 shares of Executone common stock still held by Watertone as well as the 75,000 shares held by Watermark. Additionally, Mr. Berman directly holds 1,246,192 shares of Executone common stock he received in the distribution. Each of Watertone's and Watermark's beneficial interest constitute less than 1% and Mr. Berman's beneficial interest constitutes 2.0% of the shares of Executone common stock outstanding as of the date hereof. As of the date hereof there were approximately 63,187,165 shares of Executone common stock outstanding.

                  (b)  Robert   Berman,   as  the  sole  manager  of  Watermark,
Watertone's general partner, has sole power to vote and to dispose of all of the shares of Executone common stock referred to in paragraph (a) above.

---------------------------                       ------------------------------
CUSIP No. 301607107                  13D          Page 6 of 7 Pages
---------------------------                       ------------------------------


                  (c) See "Item 3. Source and Amount of Funds and Other Consideration" above for information as to shares of Executone common stock recently acquired or disposed of by Watertone. Except as disclosed therein, Watertone has not acquired, within the past 60 days, any shares of Executone common stock.

                  (d) No person, other than Watertone, Watermark or Robert Berman, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Executone common stock that are the subject of this Schedule 13D.

                  (e) As of April 21, 1999, Watertone, Watermark and Robert Berman all ceased being beneficial owners of more than 5% of the outstanding common stock of Executone.

---------------------------                       ------------------------------
CUSIP No. 301607107                  13D          Page 7 of 7 Pages
---------------------------                       ------------------------------

                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 21, 1999

                                            WATERTONE HOLDINGS LP

                                            By:      WATERMARK INVESTMENTS
                                                     LIMITED, LLC, its General
                                                     Partner



                                                     By: /s/ Robert A. Berman
                                                        ------------------------
                                                        Robert Berman
                                                        Manager


                                            WATERMARK INVESTMENTS LIMITED,
                                            LLC


                                            By: /s/ Robert A. Berman
                                               ---------------------------------
                                               Robert Berman
                                               Manager



                                            /s/ Robert A. Berman
                                            ------------------------------------
                                            Robert Berman, Individually